EXHIBIT 99.1

 Ruanyun Edai Technology Inc. Announces 1H 2026 Unaudited Interim Financial Results

NANCHANG, MARCH 30, 2026 (GLOBE NEWSWIRE) — Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun” or the “Company”), an innovative artificial intelligence (“AI”) driven education technology company focused on developing and delivering AI-enabled digital education platforms, including intelligent learning tools, assessment platforms, and adaptive learning systems, today announced its unaudited interim financial results for the six months ended September 30, 2025.

1H 2026 (Six Months Ended September 30, 2025) Unaudited Interim Financial Highlights

●	Our revenue was $366,256 for the six months ended September 30, 2025, compared with $4,109,689 for the six months ended September 30, 2024, representing a decrease of 91.1%.
●	Gross margin was 26.2% for the six months ended September 30, 2025, compared with 42.1% for the six months ended September 30, 2024.
●	Our net loss was $4,569,013 for the six months ended September 30, 2025, compared with net loss of $680,241 for the six months ended September 30, 2024.

Management Commentary

Ms. Maggie Fu, Chief Executive Officer of Ruanyun, commented “The decline in revenue reflects challenging domestic market conditions driven by regulatory changes and broader economic deceleration in China. We have proactively responded by strategically realigning our business toward international markets, establishing a global operational platform beyond our traditional geographic concentration. While this strategic transformation has temporarily impacted our margins, we believe these investments in international expansion and product portfolio optimization position Ruanyun for a broader and more global future.”

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an innovative AI-driven education technology company focused on developing and delivering AI-enabled digital education platforms, including intelligent learning tools, assessment platforms, and adaptive learning systems. For more information, please visit: ruanyun.net and investors.ruanyun.net.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions. Any forward-looking statements contained in this press release speak only as of the date hereof, and Ruanyun Edai Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30,	As of March 31,
	2025	2025
Assets
Current assets
Cash	$2,668,147	$673,397
Restricted cash	112,417	125,561
Accounts receivable, net	1,490,274	3,310,143
Due from related parties	16,969	11,410
Inventories	62,770	59,077
Deferred contract costs	307,983	63,392
Prepaid expenses and other current assets	4,635,548	35,923
Deposit for long-term investment	4,200,000	—
Total current assets	13,494,108	4,278,903

Non-current assets
Property and equipment, net	470,847	460,314
Capitalized software development cost, net	137,164	202,166
Deferred offering cost	—	838,804
Long term deposits	80,214	94,811
Total non-current assets	688,225	1,596,095

Total assets	$14,182,333	$5,874,998

LIABILITIES
Current liabilities
Short-term bank loans	$4,282,905	$4,408,340
Accounts payable	429,649	1,075,456
Deferred revenue	204,594	135,737
Due to related parties	46,012	43,289
Accrued expenses and other liabilities	2,168,951	718,327
Total Current and Total Liabilities	7,132,111	6,381,149

COMMITMENTS

EQUITY
Ordinary shares ($0.0002 par value, 5,000,000,000 shares authorized, 33,750,004 and 30,000,004 shares issued and outstanding as of September 30, 2025 and March 31, 2025)	6,750	6,000
Additional paid-in capital	27,190,636	15,210,301
Accumulated deficit	(20,192,106)	(15,630,351)
Accumulated other comprehensive income	390,515	252,250
Total Ruanyun Edai Technology Inc.’s shareholders’ equity (deficit)	7,395,795	(161,800)

Non-controlling interest	(345,573)	(344,351)
Total Equity (Deficit)	7,050,222	(506,151)

Total liabilities and equity (deficit)	$14,182,333	$5,874,998

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

	For the Six Months Ended September 30,
	2025	2024

REVENUE	$366,256	$4,109,689
COST OF REVENUE	(270,367)	(2,378,330)
GROSS PROFIT	95,889	1,731,359

OPERATING EXPENSES
Selling expenses	(910,724)	(1,027,469)
General and administrative expenses	(2,434,355)	(749,799)
Research and development expenses	(455,866)	(513,461)

Total operating expenses	(3,800,945)	(2,290,729)

Loss from operations	(3,705,056)	(559,370)

Interest expense, net	(34,358)	(121,058)
Government subsidy	1,164	—
Other income (expense), net	(830,763)	(187)

LOSS BEFORE INCOME TAXES	(4,569,013)	(680,241)

Income tax expenses	—	—

NET LOSS	(4,569,013)	(680,241)

Net loss attributable to non-controlling interests	(7,258)	(63,337)

NET LOSS ATTRIBUTABLE TO RUANYUN SHAREHOLDERS	(4,561,755)	(616,904)

COMPREHENSIVE LOSS
Net loss	(4,569,013)	(680,241)
Foreign currency translation adjustment	(144,301)	(17,062)
Comprehensive loss	(4,713,314)	(697,303)
Less: comprehensive loss attributable to non-controlling interests	(13,294)	(69,007)
COMPREHENSIVE LOSS ATTRIBUTABLE TO RUANYUN SHAREHOLDERS	$(4,700,020)	$(628,296)

Loss per ordinary share - basic and diluted	$(0.14)	$(0.02)

Weighted average number of shares - basic and diluted	33,586,070	30,000,004